

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Lance E. D'Amico
Senior Vice President and General Counsel
UTi Worldwide Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

> **Re:** **UTi Worldwide Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2010**
> **File No. 000-31869**

Dear Mr. D'Amico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 1A. Risk Factors, page 11

1. We note your disclosure that your "business and operations are subject to a number of factors, risks and uncertainties, and the following list should not be considered to be a definitive list of all factors that may affect [your] business." All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 18

Compensation Discussion & Analysis, page 18

Benchmarking and Peer Group, page 21

2. We note that your Compensation Committee "analyzed compensation market data from the following survey sources: Towers Watson's 2007/2008 Industry Report on Top Management Compensation [and] Mercer's 2007 Executive Compensation Survey – General Industry." Please advise us whether benchmarking to these two surveys is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 32

3. With respect to the stock awards and option awards reported in the stock awards and option awards columns, respectively, in future filings please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Please also similarly revise the Compensation of Director table on page 15 in future filings. Refer to Instruction to Item 402(k) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Mr. Lance E. D'Amico
                 (562) 552-9532